Exhibit 99.(a)(3)

MAXIM INTEGRATED PRODUCTS, INC.

(the “Company”)

PROMISE TO MAKE CASH PAYMENT

Dear Employee:

In exchange for your election to tender your Eligible Options to the Company on its secure offer website, and as described in the offering materials filed with the Securities and Exchange Commission on Schedule TO on November 7, 2008 (the “Offering Materials”), the Company hereby promises to pay you cash payments described in the Offering Materials and disclosed to you on the secure offer website, subject to the conditions described herein. The cash payments will be paid, less applicable tax withholding.

If your cash payments are subject to vesting, then your right to the cash payments is subject to your continued employment with the Company through the applicable vesting dates indicated in the Offering Materials.

This Promise to Make Cash Payment is subject to the terms and conditions described in the Offering Materials. This Promise to Make Cash Payment may be amended only by means of a writing signed by you and an authorized officer of the Company. Capitalized terms used but otherwise not defined herein will have the meanings set forth in the Offer to Purchase dated November 7, 2008.

MAXIM INTEGRATED PRODUCTS, INC.

By:	/S/ BRUCE KIDDOO
Name:	Bruce Kiddoo
Title:	Chief Financial Officer